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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No. __1__________)*

                          CE Software Holdings, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                125175 30 7
                       _____________________________
                               (CUSIP Number)

             Esq., Davis, Brown, Koehn, Shors & Roberts, P.C.
       The Financial Center, 666 Walnut Street, Suite 2500, Des Moines,
                   Iowa  50309-3993    (515) 288-2500
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 31, 1998
                 _______________________________________
                  (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

Page 1 of 4 Pages

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Cusip No.                            13D                     Page 2 of 4 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sheldon T. Fleck
      ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [   ]
                                                           (b) [   ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.



NUMBER OF      7    SOLE VOTING POWER
SHARES              74,099 (includes 5,399 shares which may be purchased upon
BENEFICIALLY        exercise of currently exercisable options)
OWNED BY       8    SHARED VOTING POWER
EACH                -0-
REPORTING
PERSON         9    SOLE DISPOSITIVE POWER
WITH                74,099 (includes 5,399 shares which may be purchased upon
                    exercise of currently exercisable options)

               10   SHARED DISPOSITIVE POWER
                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      74,099 (includes 5,399 shares which may be purchased upon exercise of currently exercisable options)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%

14    TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTION BEFORE FILLING OUT!


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Cusip No.                            13D                     Page 3 of 4 Pages


Item 1. Security and Issuer.

           This filing relates to Common Stock of CE Software Holdings, Inc. (the "Company"), 1801 Industrial Circle, West Des Moines, IA 50265.

Item 2. Identity and Background.

           (a) Name: Sheldon T. Fleck

           (b) Business Address: 5720 Smetana Drive, Suite 300, Minnetonka, Minnesota 55343.

           (c) Principal Occupation: Private Investor.

           (d) Mr. Fleck has not, during the last five years, been convicted in a criminal proceeding.

           (e) Mr. Fleck was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Citizenship: U.S.A.


Item 3. Source and Amount of Funds or Other Consideration.

           Mr. Fleck purchased the shares of the Company's Common Stock with personal funds.

Item 4. Purpose of Transaction.

           The shares of Common Stock purchased by Mr. Fleck have been acquired for investment purposes. Mr. Fleck may make additional purchases of Common Stock either in the open market or in private transactions depending on his evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Mr. Fleck may decide in the future to sell all or part of his investments in the Company's Common Stock. Although the purchases of shares of Common Stock have been made for investment, at some future time Mr. Fleck might decide that it is desirable to seek to acquire the Company or to seek to control or further influence the management and policies of the Company. At the present time Mr. Fleck has made no decision to seek to acquire the Company or to seek to control or further influence the management or policies of the Company.

Item 5. Interest in Securities of the Issuer.

           Mr. Fleck beneficially owns 74,099 shares of the Company's Common Stock, representing 6.7% of the shares of Common Stock outstanding, of such shares, 68,700 are held directly by Mr. Fleck and 5,399 are obtainable upon exercise of options which are currently exercisable or will become exercisable within 60 days of the date of this
           Schedule 13D.

           Mr. Fleck has sole voting and dispositive power over all of such securities. Mr. Fleck effected the following transactions in the Company's Common Stock during the 60 days prior to the date of this
           Schedule 13D:


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Cusip No.                            13D                     Page 4 of 4 Pages


                                          Number of      Price per
Transaction                 Trade Date     Shares          Share

Open Market Purchase         9/22/98        2,500         $4.063
Open Market Purchase        12/21/98        1,400         $4.430



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         None.

Item 7. Material to be Filed as Exhibits.

         None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Dated:   December 31, 1998.

                                            /s/ Sheldon T. Fleck
                                            ______________________
                                            Sheldon T. Fleck